Filed by US LEC Corp. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: US LEC Corp.
Commission File No.: 0-24061

This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated as of August 11, 2006, by and among US LEC Corp. ("US LEC"), PAETEC Corp. ("PAETEC"), WC Acquisition Holdings Corp., a direct wholly-owned subsidiary of PAETEC ("New PAETEC"), WC Acquisition Sub U Corp., a direct wholly-owned subsidiary of New PAETEC and WC Acquisition Sub P Corp., a direct wholly-owned subsidiary of New PAETEC.

US LEC Channel Link

US LEC Agent Newsletter

Fall 2006   **Volume 3, Issue 1**

➲ **US LEC / PAETEC Merger**
Page....................**1**

➲ **Agent Event**
Channel Partners Expo
Page....................**1**

➲ **Feature Product**
Disaster Preparedness
Page....................**2**

➲ **Peripheral Market Update**
Page....................**2**

➲ **Feature Product**
Data Back Up and Recovery
Page....................**3**

➲ **Press Releases**
US LEC Recent Press Releases
Page....................**4**

➲ **Training Reminders**
Page....................**4**



Morrocroft III
6801 Morrison Blvd.
Charlotte, NC 28211
704.319.1000
www.uslec.com

US LEC
voice / data / Internet

PAETEC AND US LEC TO COMBINE IN $1.3 BILLION TRANSACTION

Merger Creates Premier Communications Provider to Enterprise Customers

Companies Expect Annual Cost Savings of $40 Million, Adjusted EBITDA of $187 Million and Free Cash Flow of $109 Million

CHARLOTTE, NC and FAIRPORT, NY – August 14, 2006 – US LEC Corp. (NASDAQ: CLEC), a full-service provider of IP, data and voice solutions to businesses and enterprise organizations throughout the Eastern United States, and PAETEC, a privately-held supplier of communications solutions to medium and large businesses and institutions, announced today that they have signed a definitive agreement to merge the two companies.

On a pro forma basis, the company will generate nearly $1 billion in revenue, $187 million in adjusted EBITDA, and $109 million in free cash flow (adjusted EBITDA minus capital expenditures). Cost saving synergies of $25 million have been identified in the first year after closing, and $40 million annually beginning in 2008. The combined company will have over 45,000 enterprise customers, consisting of medium and large businesses and institutions.

It will operate in 52 of the top 100 Metropolitan Service Areas (MSAs) in the U.S., with a leading presence in the Eastern

Continued on page 3



Come Join US LEC at the Channel Partners Conference and Expo in Washington, DC!

When: August 23-25, 2006

Where: Omni Shoreham Hotel

We look forward to spending time with our existing agents, as well as those who are interested in marketing US LEC services to their current customer base. Channel Partners is always a great show!

Thank you for your continued efforts as an agent with US LEC!

. . . . .

Feature Product:
Disaster Preparedness

When disaster strikes, how you plan for it can save your business. Planning for a disaster is critical, but planning the logistics of recovery is just as vital.

Data Backup and Recovery: Provides your business with an automated off-site server backup solution that securely copies critical data to two separate data centers over your Internet connection every day. Our Data Backup & Recovery solution is as simple as "point & click" from the US LEC-provided control console, allowing you to restore data on-demand from any day in your retention period.

US LEC Protect: A disaster recovery application for your voice services using a combination of US LEC products, including Call Forward Trunks to POTS, Call Forward Variable (CFV) and Remote Access to Call Forward.

PowerVIEW^{SM} Toll Free Re-route: Allows you to change the ring-to destination on your basic US LEC toll free numbers online by using US LEC PowerVIEW, our Web-based account management system for selected products. You have 24-hour access to re-route your toll free calls to an alternate destination in a disaster situation or simply to balance your call flow. With Toll Free Customer Emergency Re-routing, you can re-route your 8XX number(s) to a pre-determined alternative telephone number by contacting US LEC Customer Care.

Toll Free Trunk Group Overflow: Used when your trunk group is busy or does not answer. Trunk Group Overflow routes calls to an alternate terminating trunk group if the intended terminating trunk group is busy or out of service.

E-mail Spooling: A robust solution designed to protect against e-mail server failures caused by power outages or disaster circumstances that damage or destroy servers - even a spilled cup of coffee. E-mail Spooling allows you, whether you subscribe to US LEC E-mail Service or maintain your own e-mail server(s), to assure continuity of e-mail receipt.

PVC Redirect: Allows you to enhance the inherent reroute capabilities of Frame Relay by instituting redirection plans to a secondary location within your network ensuring recovery from host or centralized site disaster. With this solution, a large number of sites may access an alternate backup host location automatically.

Dedicated Server: Allows you to locate your servers and applications in one of two carrier-grade data centers, with secure and fully managed facilities along with generator backup and environmental controls.

Conferencing: US LEC Conferencing gives you the freedom to keep employees up-to-date in times of crisis, liaise with vendors, partners and suppliers no matter your location – and call meetings without having to worry about bothersome reservation requirements. Your conference room is ready for you, whenever you are ready to use it. Flexibility is critical in times of disaster, US LEC gives you the power to adapt.

• • • • •

Peripheral Markets:

New peripheral markets launched since November 2005 include:

- Horry Tel
- North Pittsburgh Tel

Peripheral markets in development include:

- Dalton, GA

Feature Product:
Data Back Up and Recovery

Do you know the price of lost data? US LEC hopes you won't have to find out. But we do understand that data can be lost and your users have a growing demand for the fastest possible restoration, while regulatory requirements add to the need to ensure your data is available for years.

Why Back up Data?

- Regulatory and governmental requirements - HIPAA, GLBA, Sarbanes-Oxley
- Business requirement
- Malicious vandalism of data
- Accidental deletion or corruption
- Failure of server hardware or software
- Acts of God - natural disaster

US LEC Offers a Complete Solution That Includes:

- Windows, Linux and Unix servers
- Online, on-demand restoration
- Disk-based storage, not tape
- All software and hardware provided
- Daily, off-site back up
- Professionally guided installation

Our data recovery is as simple as "point & click" from the US LEC-provided control console, allowing you to restore data on-demand from any day in your retention period. In the event of a disaster, you can restore data to an alternate site online or US LEC can ship a mobile data vault to anywhere in the continental U.S. the same day you request it.

By letting US LEC manage your critical data backup, you can rest assured that your data will "be there" when you need it; no tapes to rotate, no couriers to deal with and no delays for data restoration.

Our network, from end to end, is supported and monitored 24 x 7 x 365 in our four Network Operations Centers, so you can rest assured knowing your business is getting the attention it deserves. Whatever your needs are, we are there for you.

Click here to learn more about what US LEC Data Backup & Recovery has to offer!

• • • • •

US LEC/PAETEC Merger… Continued from page 1

U.S., as well as several other major markets across the country.

Transaction Terms and Structure

Under the terms of the merger agreement, which was approved unanimously by the boards of directors of both companies, PAETEC and US LEC will become wholly-owned subsidiaries of a new publicly owned holding company (“New PAETEC”). Based on US LEC’s closing stock price on August 11, 2006, the total enterprise value of the new company will be approximately $1.3 billion. Upon completion of the transaction, “New PAETEC” expects to be listed on the NASDAQ Stock Market under the ticker “CLEC.”

Company Leadership and Headquarters

Upon the close of the transaction, Arunas Chesonis will become Chairman and Chief Executive Officer of the combined company, and Richard Aab will become Vice Chairman. Keith Wilson, Chief Financial Officer of PAETEC, will become Chief Financial Officer of the combined company, and EJ Butler, current PAETEC Chief Operating Officer, will become Chief Operating Officer. J. Lyle Patrick, Chief Financial Officer of US LEC, will lead the integration efforts as Executive Vice President of Integration. The combined company will be headquartered in Fairport, NY, and will maintain US LEC’s operations in Charlotte, NC, with significant operations in the Eastern corridor and a significant presence in several other markets throughout the country, including Chicago and along the West Coast.

About PAETEC

PAETEC is an innovative supplier of communications solutions to medium and large businesses and institutions. With the belief that every customer has unique needs, PAETEC offers personalized solutions that include a comprehensive suite of Voice over Internet Protocol (VoIP) services delivered over our Private-IP MPLS network. With more than 1,000,000 access line equivalents in service, PAETEC serves more than 17,000 core business customers across the U.S. by offering a full line of telecommunications and Internet services, enterprise communications management software, security solutions, and managed services. The company was the recipient of the 2005 American Business Ethics Award for a mid-size company, presented by the Society of Financial Services Professionals. PAETEC is headquartered in Fairport, N.Y. More information about the company can be found by visiting www.PAETEC.com.

• • • • •

Press Releases
June - August 2006

Aug 14 2006 — **PAETEC AND US LEC TO COMBINE IN $1.3 BILLION TRANSACTION**

Aug 14 2006 — **US LEC ANNOUNCES SECOND QUARTER 2006 RESULTS WITH $106.7 MILLION IN REVENUE AND ADJUSTED EBITDA OF OVER $15.0 MILLION**

Aug 10 2006 — **US LEC SETTLES CARRIER DISPUTE**

Aug 8 2006 — **US LEC CORP. TO BROADCAST SECOND QUARTER 2006 CONFERENCE CALL LIVE ON THE INTERNET**

Aug 7 2006 — **US LEC GROWS CUSTOMER BASE, MAINTAINS INDUSTRY-LEADING RETENTION RATE**

Jul 13 2006 — **SUNROCKET CHOOSES MEGAPOP VOIP FROM US LEC**

Jul 10 2006 — **US LEC CONTINUES ETHERNET MARCH WITH BALTIMORE DEPLOYMENT**

Jun 28 2006 — **US LEC EXPANDS IP-BASED DATA NETWORKING SERVICE ACROSS S.C. LOWCOUNTRY**

Jun 14 2006 — **US LEC APPOINTS ENGEL VICE PRESIDENT OF HUMAN RESOURCES**

Jun 7 2006 — **US LEC Presents at the Deutsche Bank Securities, Inc. 14th Annual Media/Telecom Conference**

Product Training Reminder

New Agent Training

September 12th, 2006 3:00PM - 4:00PM EST
October 17th, 2006 3:00PM - 4:00PM EST
November 14th, 2006 3:00PM - 4:00PM EST

Register by sending an e-mail to:
agents@uslec.com

Agent Product Training

Ethernet Local Loop
August 29th, 2006 3:00PM - 4:00PM EST

Dynamic T — BIG Voice / BIG Data / MPLS VPN
September 21st, 2006 3:00PM - 4:00PM EST

Conferencing
October 26th, 2006 3:00PM — 4:00PM EST

Register by sending an e-mail to:
agents@uslec.com

"The golden rule for every business man is this: Put yourself in your customer's place"

Have a Good US LEC Channel Link Agent Success Story?

We'd love to hear from you! Send us your story to be considered in the next issue of the US LEC Channel Link Newsletter.

agents@uslec.com

If you have any questions or comments about this issue of the
US LEC Channel Link Newsletter, please contact us at: **agents@uslec.com**

Forward-Looking Statements

This communication, and other statements that US LEC or PAETEC may make, may contain forward-looking statements, which involve a number of risks and uncertainties. US LEC cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving US LEC and PAETEC, including future financial and operating results, New PAETEC's plans, objectives, expectations and intentions and other statements that are not historical facts.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in US LEC's filings with the Securities and Exchange Commission. These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; realization of potential future savings from new productivity initiatives; dependence on customers that operate in cyclical industries; general worldwide economic conditions and related uncertainties; and the effect of changes in governmental regulations. US LEC undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information About this Transaction

New PAETEC will file with the Securities and Exchange Commission a registration statement that will contain a proxy statement/prospectus regarding the proposed merger transaction between US LEC and PAETEC, as well as other relevant documents concerning the proposed transaction. Investors and security holders of US LEC are urged to read the proxy statement/prospectus for the transaction and the other relevant documents when they become available because they will contain important information about US LEC, PAETEC and New PAETEC, and the proposed merger transaction. The proxy statement/prospectus will be mailed to stockholders of US LEC prior to their stockholder meeting. Investors and security holders of US LEC may obtain free copies of the proxy statement/prospectus and other documents filed by New PAETEC with the Securities and Exchange Commission (when they become available) at the Securities and Exchange Commission's web site at http://www.sec.gov and may also obtain free copies of the proxy statement (when it becomes available) by writing to US LEC Corp., Morrocroft III, 6801 Morrison Boulevard, Charlotte, North Carolina 28211, Attention: Investor Relations or by telephoning us at (704) 319-1189. Information regarding the identity of persons who may, under the Securities and Exchange Commission's rules, be deemed to be participants in the solicitation of stockholders of US LEC in connection with the proposed transactions, and their interests in the solicitation, will be set forth in the proxy statement that will be filed by US LEC with the Securities and Exchange Commission and contained in the registration statement that will be filed by New PAETEC with the Securities and Exchange Commission.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.